

May 27, 2014

Via E-mail
Tuston Brown
Chief Executive Officer
Clearwater Ventures, Inc.
8174 Las Vegas Blvd. S., Ste. 109
Las Vegas, NV 89123

> **Re: Clearwater Ventures, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 1, 2014**
> **File No. 333-195607**

Dear Mr. Brown:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, nominal assets consisting only of cash, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

2. Please tell us whether there are any other registration statements of companies for which your sole officer and director may have acted as a promoter or in which he had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Cover Page of the Prospectus

3. Please revise the prospectus cover page to state that you are currently a shell company.

4. Please revise to disclose here that your auditors have issued a going concern opinion.

Plan of Distribution, Terms of Offering, page 13

5. Please disclose the manner in which the securities will be offered and how the investors will learn about the offering. For instance, will Mr. Brown solicit the investors through direct mailings and/or through personal contact, how will he identify those who might have an interest in purchasing shares? Please file a form of the subscription agreement that you will use in this offering as an exhibit to the registration statement.

Right to Reject Subscriptions, page 14

6. Please explain the purpose of your statement that you have the right to accept or reject subscriptions "for any reason or no reason." Please disclose the criteria you will use whether to reject a subscription.

7. We note that there will be a minimum investment amount for a single investor of $500 for 50,000 shares. Please disclose whether you reserve the right to waive the minimum investment requirement or whether subscription for less than the minimum investment will automatically be rejected.

Description of Business, page 17

8. Please include the disclosure set forth in Item 101(h)(4)(v) regarding sources and availability of raw materials and the names of principal suppliers.

9. We note your disclosure that your business office is provided to you free of charge by Mr. Brown. Please expand your description to clarify whether your office is a part of a residence or an employer's location and, if employer, whether they are aware and approve of this activity. Please also disclose how long you anticipate to be able to use this office free of charge.

Directors and Executive Officers, page 22

10. Please revise to include the information required by Item 401(f) of Regulation S-K.

Certain Relationships, and Related Transactions, page 25

11. You disclose that Mr. Brown, your sole officer and director provides office space free of charge to the company. Please revise your disclosure in this section to include the information required by Item 404(d) of Regulation S-K with respect to this agreement. Please also file any agreement you have with Mr. Brown as an exhibit to the registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K. For any verbal agreement with Mr. Brown, the company should file a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

12. We note the first paragraph references year ended financial statements; however, it appears that the financial statements that were audited do not include a full year, but were inception to date. Please amend your filing to include a revised audit report which clearly states the period the audited financial statements represent and specifically references the inception date.

Statement of Changes in Stockholders' (Deficit), page F-4

13. We note that the inception date here is February 27, 2014 while you reference the inception date of February 24, 2014 elsewhere in your disclosures and financial statements. Please revise your statement of changes in stockholders' deficit to accurately reflect the inception date, or explain to us why this date is different that the inception date used in preparing the other financial statements included in this filing.

Notes to the Condensed Consolidated Financial Statements, page F-6

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

(A) Basis of Presentation, page F-6

14. The second paragraph indicates that the accompanying financial statements are unaudited. Please revise this disclosure to reflect that the financial statements were audited, or explain why you referred to unaudited statements here.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Rory Vohwinkel (via e-mail)